EXHIBIT 99.1











General **FINANCE**
C O R P O R A T I O N

N A S D A Q : G F N

**Investor Presentation
Through Third Quarter Ended March 31, 2019**

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 101 primary branch locations across North America and Asia-Pacific with 98,757 fleet units

- Pac-Van and Lone Star Tank Rental in North America

- Royal Wolf in the Asia-Pacific region

- Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- TTM (3/31/19) consolidated revenues of $375.8 million; consolidated adjusted EBITDA of $103.8 million*









*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (3/31/19): 67,232

Freight Containers



Fleet Units (3/31/19): 8,848

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (3/31/19): 4,216

Modular Space Fleet Units

Office Containers



Fleet Units (3/31/19): 12,814

Mobile Offices



Fleet Units (3/31/19): 4,471

Modular Buildings



Fleet Units (3/31/19): 1,176

GeneralFINANCE
CORPORATION

Investment Highlights

Human Capital
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform
- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class
- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance
- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE
C O R P O R A T I O N

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Jody Miller	President, CEO	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Global Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	CEO, President of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

GeneralFINANCE CORPORATION

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level
- 61 primary branches in the United States - presence in 51 of top 100 MSAs
- TTM (3/31/19) Net Promoter Score ("NPS") of 83 for Pac-Van
- 3 primary branches in Western Canada
- Total lease fleet of 51,487 units
- TTM (3/31/19) revenue of $243.6 million
- TTM (3/31/19) adjusted EBITDA of $77.6 million*

North American Branch Network


Edmonton, AB, CA
Calgary, AB, CA
Vancouver, BC, CA
Watford City
Seattle
Yakima
Portland
Green Bay
Madison
Milwaukee
South Royalton
Tilton
Quad Cities
Detroit
Boston
Des Moines
Elkhart
Chicago
Elko
Salt Lake City
Pittsburgh
Trenton
Philadelphia
Denver
Kansas City
Indianapolis
OHIO
Cincinnati
Cleveland
Columbus
Toledo
St. Louis
Wichita
Baltimore/DC
Charleston
Springfield
KENTUCKY
Lexington
Louisville
Paducah
Bakersfield
Las Vegas
Nashville
Raleigh
Little Rock
Memphis
Charlotte
Greenville
LA-Chino
Atlanta
Phoenix
Kermit
Dallas
Lafayette
Albany
Jacksonville
Austin
Houston
San Antonio
Houma
Panama City
Kenedy
Orlando
Tampa
Corpus Christi
Miami

Note: Branch figures as of March 31, 2019.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 40% market share[1] in Australia and New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure and workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 23 primary branches in Australia
  - 14 primary branches in New Zealand
  - Represents all major metropolitan areas
- Total lease fleet of 47,270 units
- TTM (3/31/19) revenue of $120.7 million
- TTM (3/31/19) adjusted EBITDA of $31.0 million[2]

Asia-Pacific Branch Network


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
Toowoomba
South Brisbane
Gold Coast
Geraldton
Newcastle
Perth-Bassendean
Central Coast
Moorebank
Adelaide
Wollongong
Albury
Canberra
Melbourne -Sunshine
Geelong
Gippsland
Melbourne - Clayton
Launceston
Hobart
Whangarei
Silverdale
Auckland
Tauranga
Hamilton
New Plymouth
Napier
Palmerston North
Nelson
Wellington
Christchurch
Timaru
Dunedin
Invercargill

Note: Branch figures as of March 31, 2019.
(1) Management estimate.
(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations TTM (3/31/19)


Retail 5%
Mining 2%
Government 2%
Education 2%
Consumer 5%
Other 5%
Commercial 25%
Moving & Transportation 6%
Industrial 10%
Oil & Gas 16%
Construction 22%

North America Leasing Operations TTM (3/31/19)


Education 2%
Government 2%
Other 3%
Mining 1%
Retail 4%
Commercial 32%
Industrial 12%
Construction 21%
Oil & Gas 23%

Asia-Pacific Leasing Operations TTM (3/31/19)


Mining 5%
Government 3%
Retail 6%
Construction 24%
Industrial 13%
Moving & Transportation 19%
Consumer 14%
Other 16%

- ***Over 47,000 customers in over 20 industries***
- ***Largest customer in each geographic venue accounted for less than 10% of venue's respective FY2018 revenue***

General FINANCE CORPORATION

Note: TTM (3/31/19) revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

Compelling Unit Economics



Best Rental Asset

Typical Cost:
$2,500 - $3,000

Minimal Maintenance
Expense

Typical Rent:
~$100/Month

Long Economic Life

Attractive Tax
Attributes

Typical Utilization
Rate: 80%

High Incremental
EBITDA Margin

GeneralFINANCE
CORPORATION

Historical Financial Summary

Revenue



Leasing Revenue



Adjusted EBITDA[2]



Free Cash Flow Before Net Fleet Activity and Acquisitions[2]



General FINANCE CORPORATION

(1) Represents twelve months ended 3/31/19. CAGR growth covers the period from FY2010 through 3QFY2019.
(2) Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count

($ in millions)

Legend: Net Fleet CapEx | Acquisitions | Total Fleet



Leverage[2] and Net Debt

($ in millions)

Legend: Leverage | Net Debt

GeneralFINANCE CORPORATION

(1) Includes $70.4 total purchase consideration paid for noncontrolling interest in Royal Wolf.
(2) Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(3) Includes Lone Star Tank Rental, acquired in April 2014, for the full fiscal year.
(4) Represents twelve months ended 3/31/19.

Capital Structure as of 3/31/19

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $6.8 million		
Debt	• $76.0 million 8.125% Senior Notes[1]	• $140.8 million outstanding on $154.1 million (A$217.0 million) Senior Credit Facility[2,3]	• $201.8 million outstanding on $260.0 million Senior Credit Facility • $6.1 million – other
Common equity	• 30.3 million shares outstanding	• 100% of shares owned by General Finance	• North America leasing and manufacturing operations, 100% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]Net of $1.4 million deferred financing costs for the Senior Notes.
[2]Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.7100 AUD/USD as of 3/31/19.
[3]Net of $1.3 million deferred financing costs for the Asia-Pacific Senior Credit Facility.

GeneralFINANCE
C O R P O R A T I O N

Appendix

General Finance Organizational Structure (1) (2)


General Finance Corporation
North America Operations
67.9% of
Consolidated Revenue
Asia-Pacific Operations
32.1% of
Consolidated Revenue
Leasing Operations
64.8% of
Consolidated Revenue
Manufacturing
3.1% of
Consolidated Revenue
Leasing Operations
32.1% of
Consolidated Revenue
Pac-Van, Inc.
Lone Star Tank
Rental Inc.
Southern Frac, LLC
Royal Wolf Holdings
Pty Ltd

GeneralFINANCE CORPORATION

(1) Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2) Reflects consolidated revenues for TTM (3/31/19).

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,									Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2013	2014*	2015	2016	2017	2018	2018	2019	2019
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$13,045	($3,286)	($847)	($9,107)	$1,567	($12,702)	($23,376)
Add (Deduct) --												
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	8,697	(2,191)	(25)	(679)	519	5,056	3,858
Foreign exchange and other	(1,948)	(4,125)	(443)	(1,028)	1,372	273	309	351	5,887	2,685	3,296	6,498
Interest expense	15,974	20,293	12,743	10,969	11,952	21,096	19,648	19,653	33,991	24,667	27,700	37,024
Interest income	(234)	(487)	(157)	(58)	(52)	(68)	(97)	(66)	(112)	(81)	(108)	(139)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	38,571	38,634	40,092	40,335	30,123	32,256	42,468
Impairment –goodwill/ trade name	7,633	5,858	---	---	---	---	3,068	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	1,938	2,174	2,388	1,374	3,658	2,986	1,996	2,668
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	365	---	---	---	---	---	---
Inventory write-downs and related	---	---	---	---	---	---	1,630	---	---	---	---	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	---	727	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	---	---	437	---	---	506	506
Change in valuation of bifurcated derivatives in Convertible Note	---	---	---	---	---	---	---	---	13,719	2,221	22,829	34,327
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106	$84,153	$60,830	$60,969	$87,692	$64,687	$80,829	$103,834

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,							Nine Months Ended March 31,		TTM March 31,
	2012	2013	2014	2015	2016	2017	2018	2018	2019	2019
Operating income	$5,881	$8,403	$13,323	$18,425	$17,984	$19,551	$28,689	$20,627	$28,962	$37,024
Add --										
Depreciation and amortization	5,789	6,154	7,928	11,306	13,154	13,663	14,233	10,542	11,455	15,146
Share-based compensation expense	197	259	312	303	374	333	309	242	234	301
Inventory write-downs	---	---	---	---	123	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	437	---	---	448	448
Adjusted EBITDA	$11,867	$14,816	$21,563	$30,034	$31,635	$33,984	$43,231	$31,411	$41,099	$52,919

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)	Year Ended December 31,	Year Ended June 30,					Nine Months Ended March 31,		TTM March 31,
	2013	2014	2015	2016	2017	2018	2018	2019	2019
Operating income (loss)	$15,033	$16,372	$8,233	($1,541)	($3,916)	$8,798	$5,328	$11,730	$15,200
Add --									
Depreciation and amortization	5,356	8,013	11,345	10,529	9,666	9,161	6,840	7,153	9,474
Share-based compensation	---	1	11	22	41	41	31	23	33
Adjusted EBITDA	$20,389	$24,386	$19,589	$9,010	$5,791	$18,000	$12,199	$18,906	$24,707

GeneralFINANCE CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

	Year Ended June 30,						Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2018**	**2019**	**2019**	**2019**
Operating income	A$26,397	A$29,977	A$25,672	A$17,637	A$14,340	A$17,207	A$13,203	A$12,486	A$16,490	US$12,017
Add (Deduct) --										
Depreciation and Amortization	14,997	17,190	18,604	19,685	22,145	22,052	16,420	19,322	24,954	18,167
Share-based compensation expense	567	932	1,037	1,315	(83)	1,914	1,661	754	1,007	736
Non-recurring severance costs and CEO retirement compensation	---	---	---	975	---	---	---	---	---	---
Refinancing costs not capitalized	---	---	---	---	---	---	---	82	82	58
Adjusted EBITDA	A$41,961	A$48,099	$A45,313	A$39,612	A$36,402	A$41,173	A$31,284	A$32,644	A$42,533	US$30,978

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 10	FY 11	FY 12	FY 13	FY 14	FY15	FY16	FY17	FY18	TTM[1]
Cash From Operations	$16.7	$18.5	$15.2	$34.9	$51.5	$38.2	$48.8	$35.3	$58.8	$53.9
Add-back Changes in Fleet Inventory	(4.4)	(1.6)	10.4	(4.8)	(12.4)	3.2	(3.0)	(4.0)	(3.6)	7.4
Adjusted Cash From Operations	$12.3	$16.9	$25.6	$30.1	$39.1	$41.4	$45.8	$31.3	$55.2	$61.3
Cash From (Used In) Investing	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)	($30.7)	($114.5)	($61.1)
Add-back Business and Real Estate Transactions	-	0.9	4.6	14.6	90.7	44.4	10.4	5.0	88.3	17.7
Add-back Net Fleet Purchases	(2.9)	16.1	45.4	47.6	65.7	54.6	20.8	21.8	21.1	35.7
Adjusted Cash Used In Investing	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)	($3.9)	($5.1)	($7.7)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [2]	$10.1	$13.2	$22.4	$22.6	$31.9	$33.0	$41.6	$27.4	$50.1	$53.6

General FINANCE
C O R P O R A T I O N

(1) Represents twelve months ended 3/31/19.
(2) Prior to dividends paid on preferred stock.











General **FINANCE**
CORPORATION

NASDAQ: GFN